Regalwood Global Energy Ltd.

1001 Pennsylvania Avenue N.W.

Suite 220 South

Washington, D.C. 20004

November 24, 2017

VIA EDGAR

Mr. Tom Jones

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Regalwood Global Energy Ltd.

Amendment No. 3 to Registration Statement on Form S-1

Initially Filed October 2, 2017

File No. 333-220771

Dear Mr. Jones:

On behalf of Regalwood Global Energy Ltd., a Cayman Islands exempted company (the “Company,” or “we”), we hereby submit for review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission the Company’s response to comments communicated to Christian Nagler at Kirkland & Ellis LLP by the Staff on November 17, 2017. For the Staff’s convenience, the Staff’s comment is listed below in bold-faced type followed by the Company’s response.

Signature Pages

1.	Please ensure that the registration statement is signed by a majority of the board of directors of the Company.

Response: The Company advises the Staff that the registration statement has been executed by each member of the Company’s board of directors as set forth in Amendment No. 3 thereto.

Principal Shareholders

2.	Please clarify if the board of managers at CIEP Sponsor Ltd. is comprised of 3 or 5 members and identify the natural person or persons with voting and dispositive power over the ordinary shares held by CIEP Sponsor Ltd.

Response: As discussed with the Staff, we have clarified that a voting or dispositive decision at CIEP Sponsor Ltd. requires the approval of two of three directors. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities.

Exhibits

3.	We have reviewed Exhibit 1.1. It appears that the underwriting agreement includes contingencies that create an offering that is other than a firm commitment. It is unclear whether the underwriters will be collecting funds prior to the contingency being satisfied. If so, please tell us whether the underwriters with comply with Rule 15c2-4.

Response: The underwriting agreement that the Company will enter into with Citigroup Global Markets Inc. (“Citi”) and J.P. Morgan Securities LLC (“JPM”) will be for a firm commitment underwriting. Pursuant to the underwriting agreement, Citi and JPM will agree to purchase all of the units being offered in the initial public offering upon satisfaction of customary closing conditions, including the requirement that payment for the private placement warrants be made into the trust account at least one business day prior to the closing of the offering. Citi and JPM will not have the ability to influence or impact the satisfaction of any of the customary closing conditions and will be required to purchase the units if the Company satisfies each of the closing conditions, regardless of whether Citi’s and/or JPM’s accounts have expressed interest in the offering. Therefore, the Company believes it is appropriate to identify Citi’s and JPM’s obligation to purchase the units as a “firm commitment” and as a result Rule 15c2-4 does not apply.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please contact Christian O. Nagler, Esq. at (212) 446-4660.

Sincerely,

/s/ Brooke B. Coburn

Brooke B. Coburn
President
Regalwood Global Energy Ltd.

cc: Christian O. Nagler, Esq.